Mail Stop 3561

November 10, 2008

By Facsimile and U.S. Mail

Mr. Marc L. Reisch
Chairman, President and Chief Executive Officer
Visant Holding Corp.
Visant Corporation
357 Main Street, First Floor
Armonk, New York 10504

      Re: **Visant Holding Corp.**
             Visant Corporation
             Form 10-K for the Fiscal Year Ended December 29, 2007
             Form 10-Q for Fiscal Quarters Ended March 29, 2008 and
             June 28, 2008
             File Nos. 333-112055 and 333-120386

Dear Mr. Reisch:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

             Sincerely,

             Andrew Mew
             Accounting Branch Chief